

May 31, 2012

Via E-mail
Mr. Alan P. Fraade, Vice President and Director
Madison Acquisition Ventures, Inc.
488 Madison Avenue, Suite 1100
New York, New York 10022

> **Re: Madison Acquisition Ventures, Inc.**
> **Form 10-12G**
> **Filed May 9, 2012**
> **File No. 000-54703**

Dear Mr. Fraade:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10, filed May 9, 2012

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

   • Describe how and when a company may lose emerging growth company status;

   • Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   • State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Risk Factors, page 5

There may be conflicts of interest between our management. . ., page 6

2.   We note the following statement, "Management currently has interest in one other similar blank check company, Madison Venture Capital Group, Inc., which has a registration statement pending with the SEC, which the [c]ompany intends to withdraw."   The statement appears on page 19 and in other places throughout the filing. We further note the Form 10 Madison Venture Capital Group, Inc. filed with the Commission on May 9, 2012. Please clarify the company's intentions with respect to the registration statement currently pending before the Commission.

Directors and Officers, page 19

3.   We note your statement on page 22, under subsection 8. Revise to provide clarifying disclosure such as the person(s) involved, any sanction(s) ordered and the regulatory authority that issued such order or sanction(s).

Description of Registrant's Securities to be Registered, page 27

4.   Please remove the statement that this section is "qualified in its entirety" by your certificate of incorporation and bylaws. If any disclosure in this section is not an accurate representation of your corporate governance documents, please revise accordingly.

Changes in and Disagreements with Accountants, page 31

5.   We received a letter from Bernstein & Pinchuk LLP dated August 12, 2010, which stated that your relationship with them had ceased. As such, please revise to provide disclosures required by Item 304 of Regulation S-K regarding Bernstein & Pinchuk LLP (i) ceasing to be your independent accountant as of August 12, 2010 and (ii) their reappointment to audit your

financial statements for the periods noted in their report dated May 8, 2012 on page F-8 or tell us why such disclosure is not required.

Financial Statements

General

6. Please note the updating requirements of Article 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director